United States securities and exchange commission logo





                             July 11, 2023

       Alisa A. Wood
       Co-Chief Executive Officer
       KKR Private Equity Conglomerate LLC
       30 Hudson Yards
       New York, NY 10001

                                                        Re: KKR Private Equity
Conglomerate LLC
                                                            Post-Effective
Amendment No. 1 to
                                                            Registration
Statement on Form 10-12G
                                                            Filed June 26, 2023
                                                            File No. 000-56540

       Dear Alisa A. Wood:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 1 to Registration Statement on Form 10-12G

       General

   1.                                                   We note your disclosure
related to the risks of being deemed an investment
                                                        company. Please revise
your business and MD&A sections to explain how you will
                                                        structure your
investments to avoid being deemed an investment company, state whether management believes
those steps are adequate, and tell us if management has relied on any supporting
documents, such as opinion of counsel, in reaching such conclusion.
       Classes of Shares, page 169

   2. We note your response to comment 6 and reissue in part. Please revise this section to describe material
rights of each class of your "KKR Shares." In this regard, we note that your disclosure for the
KKR Shares states that they have "special rights and
 Alisa A. Wood
KKR Private Equity Conglomerate LLC
July 11, 2023
Page 2
      privileges," but you do not describe these rights and privileges. Refer to Item 202(a)(1)
      of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Marc Thomas at (202) 551-3452 or Robert Klein at (202) 551-3847 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or Tonya Aldave at (202) 551-3601 with any other questions.



                                                            Sincerely,
FirstName LastNameAlisa A. Wood
                                                 Division of Corporation
Finance
Comapany NameKKR Private Equity Conglomerate LLC
                                                 Office of Finance
July 11, 2023 Page 2
cc:       Mark Brod, Esq.
FirstName LastName